Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Large Cap Stock
Fund, BNY Mellon Income Stock Fund, BNY Mellon Mid
Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-Strategy Fund, BNY Mellon International Fund, BNY
Mellon Emerging Markets Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon Focused Equity
Opportunities Fund, BNY Mellon Small/Mid Cap Multi-
Strategy Fund, BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund, BNY Mellon International Equity
Income Fund, BNY Mellon Bond Fund, BNY Mellon
Intermediate Bond Fund, BNY Mellon Short-Term U.S. Government Securities Fund, BNY Mellon Corporate Bond
Fund, BNY Mellon National Intermediate Municipal Bond
Fund, BNY Mellon National Short-Term Municipal Bond
Fund, BNY Mellon Pennsylvania Intermediate Municipal
Bond Fund, BNY Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon New York
Intermediate Tax-Exempt Bond Fund, BNY Mellon
Municipal Opportunities Fund, BNY Mellon National
Municipal Money Market Fund and BNY Mellon
Government Money Market Fund (the "Funds"), each a series of BNY Mellon Funds Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June
30, 2021. Management is responsible for its assertion about the Funds' compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accountants. Those standards require
that we plan and perform the examination to obtain
reasonable assurance about whether management's
assertion about compliance with the specified requirements
is fairly stated, in all material respects. An examination
involves performing procedures to obtain evidence about
whether management's assertion is fairly stated in all
material respects. The nature, timing, and extent of the
procedures selected depend on our judgement, including an
assessment of the risks of material misstatement of
management's assertion, whether due to fraud or error. We
believe that the evidence we obtained is sufficient and
appropriate to provide a reasonable basis for our opinion.
Included among our procedures were the following tests
performed as of June 30, 2021, and with respect to
agreement of security purchases and sales, for the period
from October 31, 2020, (the date of the Funds' last
examination) through June 30, 2021:
1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon Corporation in 570
Washington Blvd, Jersey City, NJ 07310 or where
inspection could not be performed, application of
alternative procedures;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities per the books and
records of the Funds to those of the Custodian;
5.	Agreement of pending purchase and sale activity for the
Funds as of June 30, 2021, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security
sales or maturities, since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

7.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report ("SOC 1 Report") for the period July 1, 2020 - June 30, 2021 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2021, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon
Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
January 18, 2022











































January 18, 2022
KPMG LLP
345 Park Avenue
New York, NY 10154


Ladies and Gentlemen:
In connection with your engagement to examine
management's assertion that BNY Mellon Large Cap Stock
Fund, BNY Mellon Income Stock Fund, BNY Mellon Mid
Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-
Strategy Fund, BNY Mellon International Fund, BNY
Mellon Emerging Markets Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon Focused Equity
Opportunities Fund, BNY Mellon Small/Mid Cap Multi-
Strategy Fund, BNY Mellon Tax-Sensitive Large Cap
Multi-Strategy Fund, BNY Mellon International Equity
Income Fund, BNY Mellon Bond Fund, BNY Mellon
Intermediate Bond Fund, BNY Mellon Short-Term U.S.
Government Securities Fund, BNY Mellon Corporate Bond
Fund, BNY Mellon National Intermediate Municipal Bond
Fund, BNY Mellon National Short-Term Municipal Bond
Fund, BNY Mellon Pennsylvania Intermediate Municipal
Bond Fund, BNY Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon New York
Intermediate Tax-Exempt Bond Fund, BNY Mellon
Municipal Opportunities Fund, BNY Mellon National
Municipal Money Market Fund and BNY Mellon
Government Money Market Fund (the "Funds"), each a
series of BNY Mellon Funds Trust, complied with the
requirements of subsections (b) and (c) of Rule 17f-2 under
the Investment Company Act of 1940 as of June 30, 2021,
and for the period from October 31, 2020 (the date of the
Funds' last examination) through June 30, 2021, we
confirm, to the best of our knowledge and belief, the
following representations made to you during your
examination:
1.	We acknowledge our responsibility for complying with the
specified requirements.
2.	We are responsible for establishing and maintaining
effective internal control over our compliance with the
specified requirements.
3.	We have performed an evaluation of our compliance with
the specified requirements.
4.	We assert that as of June 30, 2021 and for the period from
October 31, 2020 (the date of the Funds' last examination)
through June 30, 2021, we have complied with the
specified requirements.
5.	There was no known noncompliance with the specified
requirements.
6.	We are responsible for the interpretation of any compliance
requirements that have varying interpretations.
7.	There have been no communications from regulatory
agencies, internal auditors, and other practitioners
concerning possible noncompliance with the specified
requirements, including communications received between
the end of the period addressed in the written assertion and the date of your report.
8.	There has been no known noncompliance occurring
subsequent to June 30, 2021 and through January 18, 2022
(the date of this letter) as of which, we made our assertion.
9.	We have responded fully to all inquiries made to us by you
during your engagement.
10.	We have made available to you all financial/custodial
records and documentation relevant to our compliance with
the specified requirements and those records requested by
you when performing your examination.
11.	We acknowledge that no procedures have been performed
since the date of your report and you have no responsibility to update your procedures.
12.	The listings of securities provided to you are a complete
and accurate record of securities on hand at June 30, 2021.
13.	We have reviewed a draft of your report of findings dated
January 18, 2022 and we are not aware of any significant
errors or misstatements contained in that report.
14.	We confirm the Custodian was the Bank of New York
Mellon for the full period covered by your report and the relevant SOC 1 report for the Funds is that of the BNY
Mellon Asset Servicing Custody and Securities Lending
Services.

Very truly yours,
BNY Mellon Funds Trust



Jim Windels
Treasurer






















	January 18, 2022
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940


We, as members of management of  BNY Mellon Large Cap
Stock Fund, BNY Mellon Income Stock Fund, BNY Mellon Mid
Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-
Strategy Fund, BNY Mellon International Fund, BNY Mellon Emerging Markets Fund, BNY Mellon Asset Allocation Fund,
BNY Mellon Focused Equity Opportunities Fund, BNY Mellon Small/Mid Cap Multi-Strategy Fund, BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund, BNY Mellon International
Equity Income Fund, BNY Mellon Bond Fund, BNY Mellon Intermediate Bond Fund, BNY Mellon Short-Term U.S.
Government Securities Fund, BNY Mellon Corporate Bond
Fund, BNY Mellon National Intermediate Municipal Bond Fund,
BNY Mellon National Short-Term Municipal Bond Fund, BNY
Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate Municipal Bond Fund, BNY Mellon New York Intermediate Tax-Exempt Bond Fund, BNY
Mellon Municipal Opportunities Fund, BNY Mellon National Municipal Money Market Fund and BNY Mellon Government
Money Market Fund (the "Funds"), a series of BNY Mellon
Funds Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2021 and for the period from October 31, 2020 (the date of the Funds' last examination) through June 30, 2021.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June
30, 2021 and for the period from October 31, 2020 (the date of the Funds' last examination) through June 30, 2021 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust


Jim Windels
Treasurer






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